Exhibit 99.1

29,885,057 Shares

STANDARD LITHIUM LTD.

COMMON SHARES WITHOUT PAR VALUE

UNDERWRITING AGREEMENT

October 16, 2025

October 16, 2025

Morgan Stanley & Co. LLC

Evercore Group L.L.C.

c/o	Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036

c/o	Evercore Group L.L.C. 55 East 52nd Street New York, NY 10055

Ladies and Gentlemen:

Standard Lithium Ltd., (the “Company”), a corporation incorporated under the Canada Business Corporations Act, proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 29,885,057 Common Shares without par value of the Company (the “Firm Shares”).

The Company also proposes to issue and sell to the several Underwriters not more than an additional 4,482,758 Common Shares without par value of the Company (the “Additional Shares”) if and to the extent that Morgan Stanley & Co. LLC, (“Morgan Stanley”) and Evercore Group L.L.C. (“Evercore”), as representatives of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares granted to the Underwriters in Section 2 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The Common Shares without par value of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.”

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”), in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”), the Canadian preliminary short form base shelf prospectus, dated May 30, 2025 and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to US$1,000,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of Common Shares, preferred shares, debt securities, subscription receipts, warrants and units (collectively, the “Shelf Securities”), in each case in accordance with Canadian Securities Laws (as defined below). The British Columbia Securities Commission (the “Reviewing Authority”), as the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares, has issued a receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian preliminary short form base shelf prospectus and a receipt (the “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus, which Receipt also evidences that the Ontario Securities Commission issued a receipt in respect of the Canadian preliminary short form base shelf prospectus.

The term “Canadian Base Prospectus” means the (final) short form base shelf prospectus dated July 30, 2025 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities (“Canadian Securities Laws”) in each of the Canadian Qualifying Jurisdictions, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”) (together, the “Canadian Shelf Procedures”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, “Canadian Preliminary Prospectus Supplement” means the Canadian preliminary prospectus supplement relating to the offering, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Qualifying Authorities on October 16, 2025, and the Canadian Preliminary Prospectus Supplement together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and “Canadian Final Prospectus Supplement” means the Canadian final prospectus supplement relating to the offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures, and the Canadian Final Prospectus Supplement together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”. “Canadian Prospectus Supplement” means the Canadian Preliminary Prospectus Supplement or the Canadian Final Prospectus Supplement as the context may require; and “Canadian Prospectus” means Canadian Preliminary Prospectus or the Canadian Final Prospectus Supplement as the context may require. As used herein, “marketing materials” has the meaning ascribed thereto in National Instrument 41-101 – General Prospectus Requirements. The Shares may be offered and sold in Canada, other than the Province of Québec, solely by BMO Nesbitt Burns Inc., Morgan Stanley Canada Limited, Raymond James Ltd. and Canaccord Genuity Corp (in such capacity, the “Canadian Dealer”) pursuant to, and in accordance with, the Canadian Prospectus and applicable Canadian Securities Laws. Each of Evercore Group L.L.C., Morgan Stanley & Co. LLC, BMO Capital Markets Corp., Raymond James & Associates, Inc., Roth Capital Partners, LLC, Stifel, Nicolaus & Company, Incorporated and Canaccord Genuity LLC will offer and sell the Shares solely in the United States in accordance with U.S. Securities Laws and has not, and will not, solicit offers to purchase, offer to sell, or sell any of the Shares in Canada or to any person they believe is resident in Canada. For greater certainty, no Underwriter other than the Canadian Dealer shall make any offers or sales of the Shares in Canada.

The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-289110) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), became effective in such form upon filing with the Commission pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date the Registration Statement became effective under the Securities Act is herein called the “U.S. Base Prospectus.” As used herein, “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, either or both, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, either or both, the Canadian Prospectus and the U.S. Prospectus; and “Prospectus Supplements” means, either or both, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing after the execution hereof of any document with or to the Commission or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “preliminary prospectus” shall mean each prospectus used prior to the effectiveness of the Registration Statement, and each prospectus that omitted information pursuant to Rule 430A under the Securities Act that was used after such effectiveness and prior to the execution and delivery of this Agreement, “Time of Sale Prospectus” means the preliminary prospectus contained in the Registration Statement together with the documents set forth in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectuses” shall include the documents, if any, incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, the Time of Sale Prospectus or the Prospectuses shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.

1.              Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a)             Compliance with Registration Requirements. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Registration Statement became effective upon filing pursuant to Rule 467(a) under the Securities Act. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A under the Securities Act has been instituted or, to the knowledge of the Company, is threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements or the Prospectuses has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each of the date of this Agreement and Closing Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each of the date of this Agreement and Closing Date (as defined below), if any, will contain full, true and plain disclosure of all material facts, as defined under Canadian Securities Laws, relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with the information relating to the Underwriters furnished to the Company in writing by such Underwriter through Morgan Stanley or Evercore expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus, road show or the U.S. Prospectus or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Underwriters through Morgan Stanley and Evercore consists of the Underwriter Information (as defined below). The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to each of the Underwriters one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the U.S. Prospectus, as amended or supplemented, in such quantities and at such places as the Underwriters have reasonably requested.

(b)             No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each the date of this Agreement, the Closing Date and the Option Closing Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each of the date of this Agreement, the Closing Date and the Option Closing Date, conformed in all material respects or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable free writing prospectus(es), if any, issued at or prior to the date of this Agreement, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”); and at each of the date of this Agreement and Closing Date, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with the information relating to the Underwriters furnished to the Company in writing by such Underwriter through Morgan Stanley or Evercore expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus, road show or the U.S. Prospectus or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Underwriters through Morgan Stanley and Evercore consists of the Underwriter Information (as defined below).

(c)             Listing. The Common Shares are listed on the TSXV and the NYSE American, and the Shares will be listed and posted for trading on the TSXV and the NYSE American upon the Company complying with the usual conditions imposed by the TSXV and the NYSE American, as applicable, with respect thereto. The Company has taken no action designed to, or likely to have the effect of, delisting the Shares from the TSXV or the NYSE American, nor has the Company received any notification that any Governmental Authority (as defined below), the TSXV or the NYSE American is contemplating terminating such listing. The Company is subject to, and is in full compliance in all material respects with, (i) National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), (ii) the policies, rules and regulations of the TSXV, and (iii) the policies, rules and regulations of the NYSE American.

(d)             Independent Accountant. PricewaterhouseCoopers LLP (“PwC”) is an independent registered public accountant with respect to the Company and its consolidated subsidiaries (the “Subsidiaries”) as required under applicable Canadian Securities Laws and U.S. Securities Laws (as defined below). There has never been a reportable event (within the meaning of NI 51-102) between the Company and PwC or any former auditors of the Company. The responsibilities and composition of the Company’s audit committee comply with, and the audit committee operates in accordance with, National Instrument 52-110 – Audit Committees and the applicable requirements of the NYSE American. “U.S. Securities Laws” means the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities laws.

(e)             Financial Statements. The consolidated financial statements and related notes of the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the “Company Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of the Company and the Subsidiaries on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Company and the Subsidiaries on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Subsidiaries on a consolidated basis that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Company since June 30, 2025. There are no material liabilities of the Company or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Company Financial Statements which are not disclosed or reflected in the Company Financial Statements except those disclosed in the Registration Statement, Prospectuses and Disclosure Package. The financial information of the Company included in the Registration Statement, Prospectuses and Disclosure Package has been prepared on a basis consistent with that of the Company Financial Statements and the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package, no other financial statements or supporting schedules would have been required to be included in the Registration Statement, Prospectuses or the Disclosure Package under National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards and NI 51-102 under the Canadian Securities Laws. The interactive data in the eXtensible Business Reporting Language incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(f)             No Off-Balance Sheet Arrangements. There are no business relationships, related-party transactions or off-balance sheet transactions involving the Company, the Subsidiaries or any other person required to be described in the Registration Statement, the Prospectuses or the Disclosure Package (including, for greater certainty, the Company Financial Statements incorporated by reference therein) which have not been described as required under IFRS; and there are no contracts or other documents that are required to be described in the Registration Statement, the Prospectuses or the Disclosure Package under applicable securities laws which have not been described therein.

(g)             Statistical, Industry-Related and Market-Related Data. The statistical, industry and market related data included or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(h)             Forward-Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information (“FOFI”) and each financial outlook, if any (as defined in NI 51-102) has been prepared, to the extent such FOFI and financial outlook is comprised of measure(s) recognized under IFRS, in accordance with IFRS using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the FOFI or the financial outlook; (iv) all FOFI presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (v) all FOFI and each financial outlook (as defined in NI 51-102), if any, is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and (vi) all FOFI and each financial outlook (as defined in NI 51-102), if any, is limited to a period for which the information in the FOFI or financial outlook can be reasonably estimated.

(i)              Accurate Disclosure. The statements set forth in the Registration Statement, Prospectuses and Disclosure Package under the headings “Certain U.S. Federal Income Tax Considerations for U.S. Holders,” “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and “Enforceability of Civil Liabilities,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings, subject to the qualifications, assumptions, limitations and understandings set out therein.

(j)              Transfer Agent. TSX Trust Company, at its principal office in Vancouver, British Columbia, has been duly appointed as the registrar and transfer agent of the Company with respect to the Common Shares.

(k)             Disclosure Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and U.S. Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(l)              Internal Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company believes that the Company’s internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, since the end of the Company’s most recent audited fiscal year, there have been no new significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities.

(m)            Incorporation of the Company and its Subsidiaries. Each of the Company and its Subsidiaries (A) is a corporation duly incorporated, continued, amalgamated or organized and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or organized, as the case may be and (B) has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licenses and authorizations necessary or required to carry on its business as now conducted and proposed to be conducted to own, lease or operate its properties and assets, (C)   has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business where required and is in good standing under the laws of each jurisdiction in which it owns or leases property, and (D) no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Other than the Subsidiaries and other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has no direct or indirect Subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Company or which otherwise is required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(n)             Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, without par value, of which, as at the date of this Agreement, 204,043,714 Common Shares and no preferred shares are issued and outstanding. All of the issued and outstanding Common Shares or other equity interests of the Company and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable (with respect to such other equity interests, to the extent required by Applicable Law (as defined below)), have been issued in compliance with all applicable Canadian, U.S. federal and foreign securities laws and were not issued in violation of, and, except as have been waived or disclosed in the Registration Statement, Prospectuses and Disclosure Package, are not subject to, any pre-emptive or similar rights. The Shares and all other outstanding shares or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Registration Statement, Prospectuses and Disclosure Package. None of the Shares were issued in violation of any pre-emptive rights or other similar rights granted by the Company to any securityholder of the Company. The Company (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Company) of any interest in any of the shares of any Subsidiary.

(o)             Due Authorization. The Company has all necessary power and authority to execute, deliver and perform its obligations under this Agreement including, without limitation, to issue the Shares, and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, Prospectuses and Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(p)             Agreement. The Company has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(q)             No Defaults. Neither the Company nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease, license or other agreement or instrument to which it is a party or by which it or its property or assets may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect. “Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Company or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole. To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, license or other agreement or instrument to which the Company or any Subsidiary is a party or by which it or its property or assets may be bound is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect.

(r)              Compliance with Law and Licenses. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all Applicable Laws and regulations of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect. The Company and each of the Subsidiaries holds all material requisite licenses, registrations, qualifications, permits (including environmental permits) and consents necessary or appropriate for carrying on its business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received a written notice of non-compliance, nor does it know of or have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect.

(s)             Mining Rights. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Company and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof, and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted. The Company and the Subsidiaries, as applicable, hold either freehold title, mining leases, mining options, brine lease or brine deed options, mining claims, mining and exploration licenses, property leases, or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located (the “Mining Rights”) in respect of the deposits, ore bodies and minerals located in properties in which the Company and/or the Subsidiary have an interest as described in the Registration Statement, the Prospectuses and the Disclosure Package under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and/or the Subsidiary to explore and extract the material deposits, ore bodies or other minerals relating thereto for the purposes of its current operations, free and clear of any liens, charges or encumbrances, except as would not have a Material Adverse Effect.

All property, leases, options, claims or licenses in which the Company or a Subsidiary has any interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting, the Company and each Subsidiary have all necessary surface rights, access rights and other necessary rights and interest relating to the properties in which the Company or the Subsidiary have a material interest as described in the Registration Statement, the Prospectuses and the Disclosure Package granting the Company or the Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of their respective rights and interests therein, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company or the Subsidiary. The Mining Rights in respect of the Company’s material properties as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package constitute a complete description of all material Mining Rights held by the Company and the Subsidiaries.

To the knowledge of the Company, all exploration activities by or on behalf of the Company and its Subsidiaries on the material properties in which they hold an interest have been conducted in accordance with Mining Laws (as defined below), good exploration practices in all material respects and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects.

The Company does not have any knowledge of any claim or basis for any claim that might or could materially and adversely affect the right of the Company or the Subsidiaries to use, transfer or otherwise exploit the Mining Rights.

(t)             Compliance with Mining Laws. (i) The Company and its Subsidiaries (x) are, and, to the Company’s knowledge, at all prior times were, in material compliance with any and all Applicable Laws, rules, statutes and regulations relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance with all permits under applicable Mining Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) there are no costs or liabilities associated with Mining Laws of or relating to the Company or its Subsidiaries, except in the case of each of (x) and (y) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Registration Statement, Prospectuses and Disclosure Package, (x) there are no proceedings, including, but not limited, to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its Subsidiaries under any Mining Laws in which a Governmental Authority is also a party, except as would not have, individually or in the aggregate, a Material Adverse Effect, and (y) the Company and its Subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws, that could reasonably be expected to have a Material Adverse Effect.

(u)             Mineral Resources and Mineral Reserves. Any information relating to estimates by the Company of the proven and probable mineral reserves and the measured, indicated and inferred mineral resources associated with its mineral property projects contained in the Registration Statement, Prospectuses and Disclosure Package has been prepared in all material respects in accordance with National Instrument 43-101– Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate.

(v)             Technical Report and NI 43-101.

The technical reports titled “Amended and Restated NI 43-101 Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at LANXESS South Plant,” dated July 23, 2025, with an effective date of August 18, 2023, amending and restating the earlier report dated October 18, 2023, and “South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study, Arkansas, United States” dated October 14, 2025 with an effective date of September 3, 2025(collectively, the “Technical Reports”) were each prepared in compliance in all material respects with the requirements of NI 43-101.

The Company made available to the authors of the Technical Reports, prior to the issuance of such report, for the purpose of preparing such report, all information available to the Company and requested by the authors, which information to the best of the Company’s knowledge did not contain any misrepresentation at the time such information was so provided, and, to the best of the Company’s knowledge, there have been no material changes to such information since the date of delivery or preparation thereof.

The Company is in material compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under NI 43-101.

All scientific and technical information set forth in the Registration Statement, Prospectuses and Disclosure Package has been reviewed by a “qualified person” as required under NI 43-101 and has been prepared in accordance with Canadian industry standards set forth in NI 43-101 other than where disclosed in the Registration Statement, Prospectuses and Disclosure Package that such information has been prepared under an acceptable foreign code (as such term is defined in NI 43-101).

(w)            Indigenous Groups. Except as otherwise described in the Registration Statement, Prospectuses and Disclosure Package, no dispute between the Company or any Subsidiary and any local, native or indigenous group exists or is imminent, or to the knowledge of the Company, threatened, with respect to the Company’s mineral projects that could reasonably be expected to have a Material Adverse Effect.

(x)             Government Relationships. The Company and its Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Mining Rights are located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or any Subsidiary from conducting its business and all activities in connection with the Mining Rights as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(y)             Royalties. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package and excluding, for the avoidance of doubt, payments of taxes in connection therewith, none of the Company nor any Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to the Mining Rights.

(z)             Delays Related to Company Projects. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Mining Rights in a manner that would have a Material Adverse Effect on the Company.

(aa)           Legal Proceedings. No legal, administrative, regulatory or governmental proceedings or inquiries are pending to which the Company or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company or any Subsidiary, which, if the subject of an unfavorable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any Subsidiary or with respect to the properties or assets thereof.

(bb)          Actions. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Company’s knowledge, threatened against or affecting the Company or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefore and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under this Agreement. “Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(cc)           No Consents. Except as shall have been made or obtained on or before the Closing Date and Option Closing Date, no consent, approval, authorization, order, filing, qualification or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein, except such (i) as may be required under the Canadian Securities Laws or the securities or “Blue Sky” Laws of the U.S. state or non-U.S. jurisdiction or other non-U.S. laws applicable to the purchase of the Shares or (ii) as may be required by the TSXV and the NYSE American.

(dd)          Convertible Securities. The number and terms of options to purchase Common Shares, deferred share units, and warrants to purchase Common Shares granted by the Company currently outstanding and the terms of the Company’s share compensation agreements conforms to the description thereof contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package and, other than as contemplated by this Agreement or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Company or any Subsidiary of any interest in any Common Shares or other securities of the Company or any Subsidiary whether issued or unissued.

(ee)           Shareholder Agreements. Except as described in the Registration Statement, Prospectuses and Disclosure Package, there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Company or the Subsidiaries, to which the Company or any of the Subsidiaries is a party.

(ff)            No Conflicts. Each of the execution and delivery of this Agreement, the Registration Statement, Prospectuses or Disclosure Package, the performance by the Company of its obligations hereunder, the consummation of the transactions contemplated hereunder, including the distribution of the Shares by the Company, if applicable, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Applicable Law applicable to the Company or any Subsidiary; (B) the constating documents, notice of articles, articles or resolutions of the directors or shareholders of the Company and the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or its Subsidiaries or the property or assets of the Company or any Subsidiaries; and (ii) do not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries is a party or by which it is bound, nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein. “Applicable Law” means any U.S., Canadian or foreign federal, provincial, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction including, without limitation, Canadian Securities Laws and U.S. Securities Laws.

(gg)          Voting Agreements. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, as at the date of this Agreement, there are no contracts, commitments or agreements relating to voting or giving of written consents with respect to the Common Shares (i) between or among the Company and any of its shareholders or Subsidiaries, or (ii) to the Company’s knowledge, between or among any of the shareholders of the Company.

(hh)          Tax Matters. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Company and each Subsidiary have been paid in full when due or accrued as required, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed when due with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company or any Subsidiary or have a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect.

(ii)             No Limitations. Neither the Company nor any Subsidiary is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or a Subsidiary to compete in any line of business, transfer or move any of its respective assets or operations or could reasonably be expected to have a Material Adverse Effect.

(jj)             Environmental Matters. Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect or as disclosed in the Registration Statement, Prospectuses and Disclosure Package: (i) neither the Company nor any of its Subsidiaries is in violation of any federal, state, provincial, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws to carry on business as currently conducted or proposed to be conducted and are each in compliance with their requirements; (iii) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries; (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) neither the Company nor any of its Subsidiaries have used, except in compliance with all Environmental laws, any property or facility, which it currently or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle Hazardous Materials. There are no environmental audits, evaluations, assessments, studies or tests being conducted by the Company or any Subsidiary or to the knowledge of the Company, by any third party, in connection with any material property or assets of the Company or any Subsidiary or otherwise relating to the Company or the Subsidiaries, except for ongoing assessments conducted by or on behalf of the Company in the ordinary course.

(kk)           No Material Changes. Since the respective dates as of which information is given in the Registration Statement, Prospectuses and Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, there has not been: (i) any material adverse change or any development that could reasonably be expected to result in a material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Company or any of the Subsidiaries, taken as a whole (a “Material Adverse Change”), whether or not arising in the ordinary course of business, or (ii) any dividend or distribution of any kind declared, paid or made by the Company or any of the Subsidiaries on shares in the capital of the Company or a Subsidiary, as applicable.

(ll)             No Limitation on Payments. Except as otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, there is no encumbrance or restriction on the ability of any Subsidiary of the Company to (x) pay dividends or make other distributions on such Subsidiary’s capital stock or equity or membership interest or to pay any indebtedness to the Company or any other Subsidiary of the Company, (y) make loans or advances or pay any indebtedness to, or investments in, the Company or any other Subsidiary, or (z) transfer any of its property or assets to the Company or any other Subsidiary of the Company.

(mm)         Employee Benefit Plan Matters. Each employee benefit plan, program, agreement or arrangement (including, without limitation, pension, retirement, health and welfare benefit and equity compensation plans) sponsored, maintained or contributed to or required to be contributed to by the Company or any Subsidiary for the benefit of its employees or former employees and their dependents or beneficiaries at any time or for which the Company or any Subsidiary participates or has any actual or potential liability or obligations (each, a “Plan”) is in compliance in all material respects with all Applicable Laws, including, the Income Tax Act (Canada), as amended, and the terms of such Plans, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Plan (a) is a “registered pension plan” or a “profit sharing plan” as those terms are defined in the Income Tax Act (Canada), (b) provides retirement or pension benefits on a defined benefit basis, or (c) applies to or permits participation by employers that are not affiliates of the Company, including a “multi-employer plan” as that term is defined in subsection 1(1) of the Pension Benefits Standards Act (British Columbia) or an equivalent plan under pension standards legislation of another applicable Canadian jurisdiction and any “multi-employer plan” as that term is defined in subsection 8500(1) of the Income Tax Regulations (Canada).

(nn)          Labor Matters. No material work stoppage, strike, lock-out, labor disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or any Subsidiary currently exists or, to the Company’s knowledge, is imminent or pending and each of the Company and each Subsidiary is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

There are no material complaints against the Company or any Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company or any Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Company or any Subsidiary to do or refrain from doing any act. The Company and each Subsidiary are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

Neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the Company’s knowledge, no action has been taken or is being contemplated to organize or unionize any other employees of the Company or any Subsidiary that would have a Material Adverse Effect on the Company or any Subsidiary.

(oo)          Employee Plans. The Underwriters have been provided with a true and complete copy of each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company and/or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company and/or any Subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(pp)          Employment Law Matters. The Company and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect.

(qq)          No Material Loans. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, neither the Company nor any of its Subsidiaries has made any loans to or guaranteed the obligations of any person or which are required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(rr)            Investments. To the knowledge of the Company, the interest rate of each interest rate bearing Investment complies with applicable federal or provincial laws and other requirements pertaining to usury and, to the knowledge of the Company, any requirements of any federal, provincial or local law. “Investments” means each of the investments of the Company listed or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package.

Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there has been no material change in the value of the Investments since June 30, 2025.

All of the material contracts and agreements of the Company (including, for greater certainty, any contracts and agreements relating to the Investments) have been disclosed in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any of its Subsidiaries has received any notification from any party that it intends to terminate any such material contract.

Each of the material agreements and other documents and instruments pursuant to which the Company holds its Investments, property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged, and such Investments and assets are in good standing under the applicable statutes and regulations of the governing jurisdiction.

(ss)           Minute Books and Corporate Records. Except for drafts of minutes of meetings which have not been approved by the board of directors and have been provided to the Underwriters, the minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof made available to the Underwriters, contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company or such Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Company or the Subsidiaries, as the case may be.

(tt)            Business of Trading. The Company is not in the business of trading in securities, within the meaning of applicable Canadian Securities Laws.

(uu)          No Stop Order. No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Shares) has been issued by any securities regulator, securities commission or other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(vv)          Securities Laws. There are no material events relating to the Company or any Subsidiary required to be disclosed pursuant to applicable Canadian Securities Laws or U.S. Securities Laws which are not included in or incorporated by reference into the Registration Statement, Prospectuses and Disclosure Package.

(ww)         SEDAR+ and EDGAR. Information available on the Company’s profile on www.sedarplus.ca and the Commission’s Electronic Document Gathering and Retrieval System at www.sec.gov was accurate and complete on the date of filing such information and such information does not contain any misstatements of material fact.

(xx)           Significant Acquisitions. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has not made any, or entered into any agreement to complete any “significant acquisition” (as such terms is defined in NI 51-102) that would require the filing of a “business acquisition report” (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high, nor is it proposing any “probable acquisitions” (as contemplated by Form 41-101F1).

(yy)          Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(zz)           Disclosure Obligations. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Qualifying Authorities that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Law contained, as at the date of filing thereof, a misrepresentation or an omission of any material fact necessary to make such information not misleading in light of the circumstances in which such information was given.

(aaa)         Intellectual Property. The Company and each of the Subsidiaries owns or has all proprietary rights provided in law and at equity to all patents, trademarks, service marks, logos, slogans, whether in word mark or, stylized or design format, copyrights, industrial designs, software, trade secrets, industrial designs, invention, technical data and information, know how, concepts, information and other intellectual and industrial property, whether registered or unregistered, and all rights and claims related thereto (collectively, “Intellectual Property”) necessary to permit the Company and the Subsidiaries to conduct their respective business as currently conducted as described in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any Subsidiary has received any notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company or a Subsidiary therein and which infringement or conflict (if subject to an unfavorable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect.

(i)             The Company and each Subsidiary has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Company, the Company and/or each Subsidiary carries on a sufficient business to justify such steps.

(ii)            There are no material restrictions on the ability of the Company and the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Company and each Subsidiary, as applicable. None of the rights of the Company and each Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement.

(iii)           Neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership of or right to use any material Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company is there a reasonable basis for any claim that any person other than the Company or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any material Intellectual Property.

(iv)           All registrations of Intellectual Property are in good standing and are recorded in the name of the Company or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect.

(bbb)       Material Agreements. Any and all agreements and other material documents and instruments pursuant to which any of the Company and/or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Company nor a Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the applicable jurisdictions in which they are situated, all material leases, licenses and other agreements pursuant to which the Company or a Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, license or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company or a Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(ccc)         Regulatory Matters. The Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any one of its Subsidiaries will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Company or a Subsidiary or the business environment or legal environment under which such entity operates.

(ddd)        Insurance Matters. The Company and each Subsidiary maintains insurance, including, without limitation, general commercial liability, product liability and recall coverage, by insurers of recognized financial responsibility, against such losses, risks and damages to their assets (including biological assets) in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company and the Subsidiaries, and their respective directors, officers and employees, and the Company and the Subsidiaries’ assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Company and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any Subsidiary has failed to promptly give any notice of any material claim thereunder.

(eee)         Bankruptcy. Neither the Company nor any Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(fff)           No Materially Misleading Information. All information which has been prepared by the Company or any Subsidiary relating to the Company or any Subsidiary or their respective business, properties and liabilities and made available to the Underwriters was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(ggg)        Material Facts. The Company has not withheld and will not withhold from the Underwriters prior to each date of this Agreement, the Closing Date and the Option Closing Date, any material facts relating to the Company, any of its Subsidiaries or the transactions described herein.

(hhh)        Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) neither the Company nor any Subsidiary has been notified of, and has knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and its Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and its Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(iii)            Market Activities. Neither the Company, its Subsidiaries nor any of their affiliates has and, to the Company’s knowledge, no one acting on their behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Shares or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Shares, or (iii) except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(jjj)            Investment Company Act. The Company is not and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Shares, as described in the Registration Statement, Prospectuses and Disclosure Package, will not be an “investment company” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(kkk)         Sarbanes-Oxley. There is and has been no failure on the part of the Company or any Subsidiary or any of the officers and directors of the Company or any Subsidiary, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(lll)            Money Laundering Laws. The Company and Subsidiaries are and have been conducting their businesses in compliance with the Anti-Corruption Laws, the Anti-Money Laundering Laws and Sanctions, and no action, suit or proceeding, or, to the knowledge of the Company, any investigation or inquiry, by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Corruption Laws, the Anti-Money Laundering Laws or Sanctions is pending or, to the knowledge of the Company, threatened. The Company and its subsidiaries and affiliates have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with the Anti-Corruption Laws, the Anti-Money Laundering Laws, Sanctions and with the representations and warranties contained herein. “Anti-Corruption Laws” means, collectively (a) the U.S. Foreign Corrupt Practices Act of 1977, (b) the UK Bribery Act 2010, (c) Corruption of Foreign Public Officials Act (Canada), or (d) any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions any other applicable law, regulation, order, decree or directive having the force of law and relating to bribery or corruption. “Anti-Money Laundering Laws” means the applicable financial recordkeeping and reporting requirements of the Bank Secrecy Act of 1970, applicable provisions of the USA PATRIOT Act of 2001, the Money Laundering Control Act of 1986, the Anti-Money Laundering Act of 2020, Proceeds of Crime (Money Laundering) and Terrorist Financing Act, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, including as to each and any applicable statute all amendments thereto and regulations promulgated thereunder, as well as the anti-money laundering statutes of all jurisdictions to the extent applicable to the Company or any of its Subsidiaries, the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency.

(mmm)      Compliance with Anti-Corruption Laws. Neither the Company nor any Subsidiaries, nor any director, officer, employee, agent or representative has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office, (iii) violated or is in violation of any provision of the Anti-Corruption Laws, as applicable, or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit.

(nnn)        No Conflicts with Sanctions Laws. Neither the Company nor any Subsidiaries, directors, officers, nor, to the knowledge of the Company,any employee, agent or representative is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are: (i) the subject of any Sanctions; or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of comprehensive territorial Sanctions (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, Crimea, Cuba, Iran, North Korea, and Syria). The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Person, to fund any activities or business of or with any Person or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or in any other manner that would cause or result in a violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions by any Person (including any Party to this Agreement). Since April 24, 2019, neither the Company nor its Subsidiaries have knowingly engaged in, or is now knowingly engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of this dealing or transaction is or was, or whose government is or was, the subject of Sanctions. “Sanctions” means any sanctions administered or enforced by the United States Government (including the U.S. Department of Treasury’s Office of Foreign Assets Control and the U.S. Department of State), the United Nations Security Council, the European Union, HM Treasury, or any other relevant sanctions authority.

(ooo)        No Stamp Duty. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Shares.

(ppp)        No Withholding Tax. All payments to the Underwriters pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

(qqq)        Certificates. Each certificate signed by any officer of the Company or any of the Subsidiaries, delivered to the Underwriters shall be deemed a representation and warranty by the Company or any such Subsidiary (and not individually by such officer) to the Underwriters with respect to the matters covered thereby.

(rrr)           Due Diligence Sessions. The responses given by the executive officers of the Company in the due diligence sessions held in connection with the transactions contemplated herein were and shall be true and correct in all material respects as at the time such responses were or are given.

(sss)         The Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly created and issued as fully paid and non-assessable Common Shares of the Company.

(ttt)           Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each province and territory of Canada that recognizes the concept of reporting issuer, is not in default of any material requirement of the applicable Canadian Securities Laws, is in compliance, in all material respects, with the rules, policies and regulations of the TSXV, and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act.

(uuu)        Not an Ineligible Issuer. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an Ineligible Issuer.

(vvv)        Eligible Issuer. The Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement; the Company is as of the date hereof an Eligible Issuer in the Canadian Qualifying Jurisdictions and, during the period of distribution of the Shares, will continue to be an Eligible Issuer in the Canadian Qualifying Jurisdictions and there will be no documents required to be filed under applicable securities laws of the Canadian Qualifying Jurisdictions in connection with sales of Shares pursuant to this Agreement of the Shares that will not have been filed as required. For the purposes hereof, the term “Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Canadian Securities Laws.

(www)      French Translation Exemption Order. The Translation Decision remains and is in full force and has not been rescinded, repealed, revoked or otherwise nullified by the AMF or any other Governmental Authority and, to the knowledge of the Company, based on such order, if sales of Shares pursuant to this Agreement are not made in Québec, the Canadian Prospectus (and the documents incorporated by reference therein) are not required to be translated into French. As used herein, “Translation Decision” means the decision of the Autorité des marchés financiers (“AMF”) dated May 29, 2025 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the avoidance of doubt, the parties acknowledge and agree that, no offer or sales of Shares shall be made in the Province of Québec.

(xxx)          Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Underwriters’ distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than the Prospectuses or the Registration Statement.

(yyy)        Documents Incorporated by Reference. The documents incorporated or deemed to be incorporated by reference in the Prospectuses, at the time they were or hereafter are filed with the Canadian Qualifying Authorities or Commission, as applicable, complied and will comply in all material respects with the requirements of Canadian Securities Laws and the Exchange Act, as applicable.

(zzz)          Brokers. Except for the Underwriters, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(aaaa)       No Outstanding Loans. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of the members of any of them.

(bbbb)      Marketing Materials. Any marketing material that the Company is required to file with or deliver to the Canadian Qualifying Authorities has been, or will be, filed with or delivered to the Canadian Qualifying Authorities in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(cccc)       No Reliance. The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Shares.

2.               Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the terms and conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective numbers of Firm Shares set forth in Schedule I hereto opposite its name at $4.089 a share (the “Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to 4,482,758 Additional Shares at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. Morgan Stanley and Evercore may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date for the Firm Shares or later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering sales of shares in excess of the number of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as Morgan Stanley and Evercore may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

3.              Terms of Public Offering. The Company is advised by Morgan Stanley and Evercore that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in Morgan Stanley’s and Evercore’s judgment is advisable. The Company is further advised by Morgan Stanley and Evercore that the Shares are to be offered to the public initially at $4.35 a share (the “Public Offering Price”).

4.              Payment and Delivery. Payment for the Firm Shares to be sold by the Company shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on October 20, 2025, or at such other time on the same or such other date, not later than October 20, 2025, as the Company, Morgan Stanley and Evercore may agree upon in writing. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than November 19, 2025, as the Company, Morgan Stanley and Evercore may agree upon in writing.

The Firm Shares and Additional Shares shall be registered in such names and in such denominations as Morgan Stanley and Evercore shall request not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to Morgan Stanley and Evercore on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Share to the Underwriters duly paid, against payment of the purchase price therefor.

5.              Conditions to the Underwriters’ Obligations.

The obligations of the Company to sell the Shares to the Underwriters and the several obligations of the Underwriters to purchase and pay for the Shares on the Closing Date are subject to the condition that the Registration Statement shall have become effective not later than 4:00 p.m. (New York City time) on the date hereof.

The several obligations of the Underwriters are subject to the following further conditions:

(a)            Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)             no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission

(ii)            there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(iii)           there shall not have occurred any change, or any development, of a type described in Section 1(kk), from that set forth in the Time of Sale Prospectus and the Prospectuses that, in Morgan Stanley’s and Evercore’s judgment, is so material and adverse and that makes it, in Morgan Stanley’s and Evercore’s judgment, impracticable to proceed with the offering, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)            The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Sections 5(a)(i) and 5(a)(ii) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the relevant date.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(c)            The Underwriters shall have received on the Closing Date (i) a written opinion of Cassels Brock & Blackwell LLP, Canadian counsel for the Company (the “Company’s Canadian Counsel”), which may rely on applicable local counsel opinions and (ii) a written opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Company (the “Company’s U.S. Counsel”), in form and substance satisfactory to the Underwriters and their counsel.

(d)             The Underwriters shall have received on the Closing Date a written opinion of Hardin, Jesson & Terry, PLC, local counsel in Arkansas for the Company (the “Company’s Arkansas Counsel”), or other counsel satisfactory to the Underwriters, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

(e)             The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Latham & Watkins LLP, counsel for the Underwriters, dated the relevant date, with respect to such matters as the Underwriters may reasonably require.

(f)             The Underwriters shall have received, on each of the date hereof, the Closing Date a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PwC, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(g)             The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between Morgan Stanley, Evercore and certain shareholders, officers and directors of the Company relating to restrictions on sales and certain other dispositions of shares of Common Stock or certain other securities, delivered to Morgan Stanley and Evercore on or before the Closing Date (the “Lock-up Agreements”), shall be in full force and effect on the Closing Date.

(h)             The Company’s outstanding Common Shares and the Shares shall have been conditionally approved for listing on the NYSE American, subject only to official notice of issuance, and the Shares shall have been conditionally approved for listing and posting for trading on the TSXV, subject only to the satisfaction by the Company of customary conditions set forth in the applicable conditional approval letter of the TSXV, a copy of which will be provided by the Company to the Underwriters prior to the filing of the Canadian Final Prospectus.

(i)              The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to Morgan Stanley and Evercore on the applicable Option Closing Date of the following:

(i)             a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)            an opinion of Company’s Canadian Counsel, an opinion of Company’s Arkansas Counsel and an opinion and negative assurance letter of the Company’s U.S. Counsel each dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii)           an opinion and negative assurance letter of Latham & Watkins LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(iv)           a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PwC, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(f) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date; and

(j)              The Underwriters shall have received such other documents as Morgan Stanley and Evercore may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Shares to be sold on the Closing Date or such Additional Shares to be sold on such Option Closing Date, as applicable, and other matters related to the issuance of such Shares and Additional Shares.

6.              Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)             To furnish to Morgan Stanley and Evercore, without charge, three signed copies of the Canadian Final Prospectus and Registration Statement (including exhibits thereto and documents incorporated by reference) and for delivery to each other Underwriter a conformed copy of the Canadian Final Prospectus and Registration Statement (without exhibits thereto but including documents incorporated by reference) and to furnish to Morgan Stanley and Evercore in New City York, and any other Underwriters, as applicable, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 7(e) or 7(f) below, as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as Morgan Stanley and Evercore, for and on behalf of the Underwriters, may reasonably request.

(b)             Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to Morgan Stanley and Evercore a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which Morgan Stanley and Evercore reasonably objects, and to, as applicable, file with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures and with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(c)             To prepare, in consultation with Morgan Stanley and Evercore, and approve in writing, prior to such time any marketing materials are provided to potential investors in Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and U.S. Securities Laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to file or deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(d)             To furnish to Morgan Stanley and Evercore a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which Morgan Stanley reasonably objects.

(e)             Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(f)             If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Qualifying Authorities and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(g)             If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Qualifying Authorities and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(h)             If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Qualifying Authorities and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(i)              If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Qualifying Authorities and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses Morgan Stanley and Evercore will furnish to the Company) to which Shares may have been sold by Morgan Stanley and Evercore on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses (or one of them) as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with applicable law.

(j)              To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as Morgan Stanley and Evercore shall reasonably request.

(k)             To make generally available to the Company’s security holders and to Morgan Stanley and Evercore as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(l)              Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agree to pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company's counsel and the Company's accountant in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 7(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares by the Financial Industry Regulatory Authority, (v) all costs and expenses incident to listing the Shares on TSXV and the NYSE American, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company and the Underwriters relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company, the Underwriters and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and, (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section, and (xi) all reasonable out-of-pocket fees, disbursements and other charges of the Underwriters reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of the Underwriters shall be paid upon receiving an invoice or invoices therefore from the Underwriters and (2) such fees of counsel shall not exceed US$275,000 (exclusive of taxes and disbursements) in the aggregate.

(m)            The Company will deliver to each Underwriter (or its agent), on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(n)             The Company also covenants with each Underwriter that, without the prior written consent of Morgan Stanley and Evercore on behalf of the Underwriters, it will not, and will not publicly disclose an intention to, during the period ending 45 days after the date of the Prospectus (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or prospectus with any Canadian Qualifying Authority relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

The restrictions contained in the preceding paragraph shall not apply to (A) the Shares to be sold hereunder, (B) the issuance by the Company of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof as described in each of the Time of Sale Prospectus and Prospectus, or (C) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the Company’s directors and executive officers to enter into the “lock-up” agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date.

7.              Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

8.              Indemnity and Contribution.

(a)            The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any “road show” as defined in Rule 433(h) under the Securities Act (a “road show”), the Prospectuses or any amendment or supplement thereto, or any Testing-the-Waters Communication, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through Morgan Stanley and Evercore expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriters through Morgan Stanley and Evercore consists of the information described as such in paragraph (b) below.

(b)             Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and the Canadian Prospectus and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through Morgan Stanley and Evercore expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus, road show or the Prospectuses or any amendment or supplement thereto, such information furnished by any Underwriter, the “Underwriter Information”), it being understood and agreed that the only such information furnished by any Underwriter consists of the following information under the caption “Plan of Distribution” in the Prospectus: the first sentence of the fourth paragraph concerning the terms of the offering by the Underwriters and the first sentence of the thirteenth paragraph concerning stabilization by the Underwriters.

(c)             In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by Morgan Stanley, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)             To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Shares or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(e)             The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)             The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

9.              Termination. The Underwriters may terminate this Agreement by notice given by Morgan Stanley and Evercore to the Company, if after the execution and delivery of this Agreement and prior to or on the Closing Date or any Option Closing Date, as the case may be, (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NYSE American, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Toronto Stock Exchange, the TSXV or other relevant exchanges, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States, Canada or other relevant jurisdiction shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State, Canadian authorities, or relevant foreign country authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in Morgan Stanley’s and Evercore’s judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in Morgan Stanley’s and Evercore’s judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

10.             Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as Morgan Stanley and Evercore may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 13 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to Morgan Stanley, Evercore and the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either Morgan Stanley, Evercore or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

11.            Entire Agreement.

(a)            This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.

(b)            The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, (iii) the Underwriters may have interests that differ from those of the Company, and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

12.            Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)             In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

13.           Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via electronic mail or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14.            Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

15.            Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

16.            Notices. All communications hereunder shall be in writing and effective only upon receipt and if to Morgan Stanley shall be delivered, mailed or sent to Morgan Stanley in care of Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department; if to Evercore, shall be delivered, mailed or sent to Evercore Group L.L.C., 55 East 52nd Street, New York, NY 10055, Email: ecm.prospectus@evercore.com; if to the Company shall be delivered, mailed or sent to 1625 – 1075 West Georgia Street, Vancouver, BC, Canada, V6E 3C9, Attention: Salah Gamoudi.

17.            Submission to Jurisdiction; Appointment of Agents for Service.

(a)            The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Time of Sale Prospectus, the Prospectus, the Registration Statement or the offering of the Shares (each, a “Related Proceeding”). The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)             The Company hereby irrevocably appoints Puglisi & Associates at 850 Library Ave Unit 204, Newark, DE 19711, United States (or any successor) as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

18.            Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

19.            Taxes. If any sum payable by the Company under this Agreement is subject to tax in the hands of an Underwriter or taken into account as a receipt in computing the taxable income of that Underwriter (excluding net income taxes on underwriting commissions payable hereunder), the sum payable to the Underwriter under this Agreement shall be increased to such sum as will ensure that the Underwriter shall be left with the sum it would have had in the absence of such tax.

Very truly yours,

Standard Lithium Ltd.

By:	/s/ David Park
	Name:	David Park
	Title:	Chief Executive Officer

Accepted as of the date hereof

Morgan Stanley & Co. LLC
Evercore Group L.L.C.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto

By:	Morgan Stanley & Co. LLC

By:	/s/ Joe Nassirian
	Name:	Joe Nassirian
	Title:	Vice President

By:	Evercore Group L.L.C.

By:	/s/ Crystal A. Simpson
	Name:	Crystal A. Simpson
	Title:	Senior Managing Director

Schedule I

Underwriter	Number of Firm Shares To Be Purchased
Morgan Stanley & Co. LLC	12,064,708
Evercore Group L.L.C.	12,064,708
BMO Nesbitt Burns Inc.	3,016,177
Canaccord Genuity LLC	684,866
Roth Capital Partners, LLC	684,866
Raymond James & Associates, Inc.	684,866
Stifel, Nicolaus & Company, Incorporated	684,866
Total:	29,885,057

II-1

Schedule II

Time of Sale Prospectus

1.	Preliminary Prospectus issued October 16, 2025

2.	Free Writing Prospectus issued October 16, 2025

3.	Pricing information:

Firm Shares to be sold by the Company: 29,885,057

Additional Shares to be sold by the Company: 4,482,758

Public offering price: $4.35

III-1

Exhibit A

[FORM OF LOCK-UP AGREEMENT]

October [ ⬤ ], 2025

Morgan Stanley & Co. LLC

Evercore Group L.L.C.

c/o	Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036

c/o	Evercore Group L.L.C. 55 East 52nd Street New York, NY 10055

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”) and Evercore Group L.L.C. propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Standard Lithium Ltd. (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including Morgan Stanley and Evercore (the “Underwriters”), of Common Shares without par value (the “Shares”) of the Company (the “Common Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley and Evercore on behalf of the Underwriters, it will not, and will not publicly disclose an intention to, during the period commencing on the date hereof and ending at the close of the first Trading Day on or after the 45th day after the date of the final prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions, (b) transfers of Common Shares or any security convertible into Common Shares as a bona fide gift, or (c) distributions of Common Shares or any security convertible into Common Shares to limited partners or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up agreement substantially in the form of this agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Common Shares, shall be required or shall be voluntarily made during the Restricted Period, or (d) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley and Evercore on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions. For purposes of this Letter Agreement, a “Trading Day” is a day on which TSXV is open for the buying and selling of securities.

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The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Shares and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

This agreement shall lapse and become null and void if (i) prior to entering the Underwriting Agreement, the Company notifies Morgan Stanley and Evercore in writing that the Company does not intend to proceed with the offering of the Shares through Morgan Stanley and Evercore and files an application to withdraw the registration statement related to the offering or (ii) the Company, Morgan Stanley and Evercore have not entered into the Underwriting Agreement on or before April 16, 2026, or (iii) for any reason the Underwriting Agreement is terminated prior to the Closing Time (as defined therein).

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Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

(Name)

(Address)

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